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                                                 Filed by: Elastic Networks Inc.
                                       Pursuant to Rule 425 under the Securities
                                        Act of 1933 and deemed filed pursuant to
                           Rule 14a-12 under the Securities Exchange Act of 1934

                                          Subject Company: Elastic Networks Inc.
                                                  Commission File No.: 001-16147

                                                         Date: December 31, 2001


         On December 27, 2001, Elastic Networks Inc. ("Elastic"), Paradyne Networks, Inc. ("Paradyne") and a wholly owned subsidiary of Paradyne ("Merger Sub") entered into a merger agreement (the "Merger Agreement") pursuant to which, subject to the terms and conditions of the Merger Agreement, Elastic has agreed to merge with Merger Sub (the "Merger"). The Merger Agreement and certain additional related agreements with respect to Paradyne's acquisition of Elastic were filed by Elastic under cover of a Form 8-K Current Report today and are incorporated by reference in their entirety into this filing.

         The material included in this filing contains "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended (as applicable), particularly those statements regarding the effects of the Elastic acquisition, and those preceded by, followed by or that otherwise include the words "believes," "expects," "anticipates," "intends," "estimates," or similar expressions. For those statements, Elastic and Paradyne claim the protection of the safe harbor for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995. Forward-looking statements relating to expectations about future results or events are based upon information available to Elastic and Paradyne as of today's date, and Elastic does not assume any obligation to update any of these statements. The forward-looking statements are not guarantees of the future performance of Elastic or the combined company and actual results may vary materially from the results and expectations discussed. For instance, while Elastic and Paradyne have entered into a definitive agreement, there is no assurance that the parties will complete the transaction. In the event the companies do not receive necessary government or stockholder approvals or fail to satisfy conditions to closing, the transaction will terminate. Additional risks and uncertainties related to the Merger include, but are not limited to, conditions in the financial markets relevant to the proposed Merger, the successful integration of Elastic into Paradyne's business, and each company's ability to compete in the highly competitive data communications equipment industry. The revenues and earnings of Elastic, Paradyne and the combined company and their ability to achieve their planned business objectives will be subject to a number of factors that make estimates of future operating results uncertain. These factors include: the timing and amount of expense reduction; the uncertainty of litigation, including putative stockholder class actions; a reliance on international sales; rapid technological change that could render Elastic's, Paradyne's or the combined company's products obsolete; the uncertain acceptance of new telecommunications services based on DSL;
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substantial dependence on network service providers who may reduce or discontinue their purchase of products or services at any time; the timing and amount of, or cancellation or rescheduling of, orders of Elastic's, Paradyne's or the combined company's products to existing and new customers; possible inability to sustain revenue growth or profitability; dependence on only a few customers for a substantial portion of Elastic's, Paradyne's or the combined company's revenue; highly competitive markets; reliance on sales of access products to BB Technologies Corporation (a newly formed subsidiary of Softbank Corp.), Lucent Technologies and Avaya Inc.; dependence on sole and single-source suppliers and the reliability of the raw materials supplied by them to manufacture products under customer contracts; a long and unpredictable sales cycle; the number of DSL lines actually deployed by BB Technologies Corporation and other DSL customers as compared to forecasts; Elastic's, Paradyne's or the combined company's ability to manufacture adequate quantities of products at forecasted costs under customer contracts; Elastic's, Paradyne's or the combined company's ability to manufacture products in accordance with its published specifications; and other risks identified from time to time in Elastic's and Paradyne's SEC reports and public announcements.

            The proposed transaction will be submitted to Elastic's and Paradyne's stockholders for their consideration, and Paradyne will file with the SEC a registration statement containing the joint proxy statement-prospectus to be used by Paradyne and Elastic to solicit their respective stockholders' approval of the proposed transaction, as well as other relevant documents concerning the proposed transaction. STOCKHOLDERS OF ELASTIC AND PARADYNE ARE URGED TO READ THE REGISTRATION STATEMENT AND THE JOINT PROXY STATEMENT-PROSPECTUS REGARDING THE PROPOSED TRANSACTION WHEN THEY BECOME AVAILABLE AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. YOU WILL BE ABLE TO OBTAIN A FREE COPY OF THE JOINT PROXY STATEMENT-PROSPECTUS INCLUDED IN THE REGISTRATION STATEMENT, AS WELL AS OTHER FILINGS CONTAINING INFORMATION ABOUT ELASTIC AND PARADYNE, AT THE SEC'S INTERNET SITE (HTTP://WWW.SEC.GOV). COPIES OF THE JOINT PROXY STATEMENT-PROSPECTUS AND THE SEC FILINGS THAT WILL BE INCORPORATED BY REFERENCE IN THE JOINT PROXY STATEMENT-PROSPECTUS CAN ALSO BE OBTAINED, WITHOUT CHARGE, BY DIRECTING A REQUEST TO: ELASTIC, DARRELL BORNE 678-762-3843, OR TO: PARADYNE, INVESTOR RELATIONS 727-530-8082.

         Elastic and Paradyne and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the stockholders of Elastic and Paradyne in connection with the Merger. Information regarding those participants is included in the proxy statements for the Elastic and Paradyne annual stockholders' meetings for 2001, which are available at the SEC's website. Additional information regarding the interests of those participants may be obtained by reading the joint proxy statement-prospectus regarding the proposed transaction when it becomes available.


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